     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1997.
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                           STEWART ENTERPRISES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        LOUISIANA            110 VETERANS MEMORIAL          72-0693290
                                   BOULEVARD             (I.R.S. EMPLOYER
     (STATE OR OTHER       METAIRIE, LOUISIANA 70005   IDENTIFICATION NUMBER)
     JURISDICTION OF            (504) 837-5880
    INCORPORATION OR
      ORGANIZATION)         (ADDRESS, INCLUDING ZIP
                              CODE, AND TELEPHONE
                         NUMBER, INCLUDING AREA CODE,
                           OF REGISTRANT'S PRINCIPAL
                              EXECUTIVE OFFICES)

                            JOSEPH P. HENICAN, III
                          CHIEF EXECUTIVE OFFICER AND
                          VICE CHAIRMAN OF THE BOARD
                           STEWART ENTERPRISES, INC.
                                P. O. BOX 19925
                         NEW ORLEANS, LOUISIANA 70179
                                (504) 837-5880
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         L. R. MCMILLAN, II                        RONALD J. FRAPPIER
      JONES, WALKER, WAECHTER,                     JENKENS & GILCHRIST
POITEVENT, CARRERE & DENEGRE, L.L.P.           A PROFESSIONAL CORPORATION
       201 ST. CHARLES AVENUE                 1445 ROSS AVENUE, SUITE 3200
  NEW ORLEANS, LOUISIANA 70170-5100             DALLAS, TEXAS 75202-2711

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
       SECURITIES         AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
    TO BE REGISTERED     REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
-----------------------------------------------------------------------------------
                           5,462,500
Class A Common Stock....     shares        $36.6875     $200,405,469     $60,729
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 712,500 shares subject to the Underwriters' over-allotment option granted by the Company. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low price per share of the Class A Common Stock on May 16, 1997.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT THE REGISTRATION STATEMENT + +BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 23, 1997

PROSPECTUS

                                4,750,000 SHARES

  LOGO
                           STEWART ENTERPRISES, INC.

                              CLASS A COMMON STOCK

  Of the 4,750,000 shares of Class A Common Stock being offered hereby, 4,250,000 shares are being sold by the Company and 500,000 shares are being sold by the Selling Shareholder. See "Selling Shareholder." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. See "Use of Proceeds." The last reported sale price of the Class A Common Stock (symbol "STEI") on the Nasdaq National Market on May 21, 1997 was $37.00 per share. See "Price Range of Common Stock and Dividend Policy."

  The Company has two classes of common stock outstanding, Class A and Class B, the rights of the holders of which are essentially identical, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. The Class B Common Stock may be transferred only to certain transferees but is freely convertible into an equal number of shares of Class A Common Stock. The Class A Common Stock is freely transferable and non-convertible. Upon completion of the offering, assuming that the over-allotment option described below is not exercised, Frank B. Stewart, Jr., the Chairman of the Board of the Company and the Selling Shareholder, will own beneficially shares of Class A and Class B Common Stock having approximately 34.6% of the total voting power of the Company.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       UNDERWRITING               PROCEEDS TO
                          PRICE TO    DISCOUNTS AND  PROCEEDS TO    SELLING
                           PUBLIC     COMMISSIONS(1) COMPANY(2)  SHAREHOLDER(2)
-------------------------------------------------------------------------------
Per Share.............     $              $             $            $
-------------------------------------------------------------------------------
Total(3)..............     $              $            $             $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering, estimated at $269,441 payable by the Company and $5,559 payable by the Selling Shareholder.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 712,500 additional shares of Class A Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholder will be $   , $   , $    and $   , respectively. See
    "Underwriting."

                                  -----------

  The shares of Class A Common Stock are offered subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Class A Common Stock will be made on or about June   , 1997 at
the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.
                 GOLDMAN, SACHS & CO.
                              ABN AMRO CHICAGO CORPORATION
                                                   JOHNSON RICE & COMPANY L.L.C.

                                 June   , 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

  THE REPRESENTATIVES HAVE ADVISED THE COMPANY AND THE SELLING SHAREHOLDER THAT EACH OF THE REPRESENTATIVES CURRENTLY ACTS AS A MARKET MAKER FOR THE CLASS A COMMON STOCK AND CURRENTLY INTENDS TO CONTINUE TO ACT AS A MARKET MAKER FOLLOWING THIS OFFERING. SINCE THE AVERAGE DAILY TRADING VOLUME OF THE CLASS A COMMON STOCK EXCEEDS $1 MILLION AND THE COMPANY'S PUBLIC FLOAT EXCEEDS $150 MILLION, THE PROVISIONS OF REGULATION M PERMIT SUCH REPRESENTATIVES TO CONTINUE MARKET MAKING ACTIVITIES DURING THE PERIOD OF THE OFFERING. HOWEVER, THE REPRESENTATIVES ARE NOT OBLIGATED TO DO SO AND MAY DISCONTINUE ANY MARKET MAKING AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site containing reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Such reports, proxy statements and other information may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Class A Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereunder, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus (the Company's Exchange Act file number is 0-19508): (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996, filed January 24, 1997; (ii) the description of the Company's Class A Common Stock set forth in its Registration Statement under the Exchange Act dated September 5, 1991; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1997, filed March 17, 1997; and (iv) the Company's Current Report on Form 8-K, dated March 10, 1997, filed March 11, 1997.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Stewart Enterprises, Inc., Attention: Kenneth C. Budde, Senior Vice President-Finance, 110 Veterans Memorial Boulevard, Metairie, Louisiana, 70005, telephone (504) 837-5880.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised. Share and per share amounts in this Prospectus for fiscal years 1992 and 1993 have been adjusted to reflect the Company's three-for-two stock split in the form of a 50% stock dividend effected December 1, 1993. Additionally, share and per share amounts for fiscal years 1992 through 1996 have been adjusted to reflect the Company's three-for-two stock split in the form of a 50% stock dividend effected June 21, 1996.

                                  THE COMPANY

  Stewart Enterprises, Inc. (the "Company") is the third largest provider of products and services in the death care industry in North America. The Company is a leader in the industry's movement toward consolidation, the integration of funeral home and cemetery operations, the establishment of combined facilities, and complete death care planning and delivery. Through its subsidiaries, the Company operates 345 funeral homes and 124 cemeteries in 23 states, Puerto Rico, Mexico, Australia, New Zealand, Canada and Spain. During fiscal year 1996, the Company acquired 134 funeral homes and 15 cemeteries for an aggregate purchase price of $179.0 million. During fiscal year 1997, as of May 20, 1997, the Company has acquired 47 funeral homes and five cemeteries for an aggregate purchase price of $111.4 million and has entered into agreements in principle or letters of intent to acquire 22 funeral homes and two cemeteries for an aggregate purchase price of approximately $32.5 million.

  The Company's strategy is to build market share in its existing markets through extensive marketing, the sale of prearranged products and services and the development of new funeral homes, and to expand in existing and new markets through selective acquisitions. In each market in which it wishes to expand, the Company's strategy is to acquire one or more premier facilities to serve as a centerpiece for a group or cluster of other properties that may be acquired subsequently in the same metropolitan area. The Company considers a funeral home or cemetery to be a "premier" facility if, when measured by such factors as tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and potential for development or expansion, it is one of the most highly regarded facilities in its market area. Where feasible, the Company enters markets with, or subsequently develops, combined operations in which a funeral home is located at and is operated in conjunction with a Company-owned cemetery. The continued acquisition and development of combined operations is a key component of the Company's expansion plan.

  The Company is a leader in the industry trend toward prearranged death care planning. The Company believes that extensive marketing of death care prearrangements assures a backlog of future business and builds current and future market share. The Company markets a complete range of death care products and services on a prearranged basis through a staff of approximately 3,000 commission sales counselors.

  The Company believes that it is distinguishable from its competitors by the quality of its funeral homes and cemeteries, the depth and experience of its management team, its decentralized management structure and the quality and value of its products and services.

  The Company retains key managers of acquired companies and gives them significant operational authority in order to assure the continuation of high quality services and the maintenance of the acquired firm's reputation and goodwill. The Company's 11 executive officers, five of whom joined the Company through acquisitions, have an average of more than 24 years of experience in the death care industry.

  The Company is a Louisiana corporation, and the mailing address of its executive offices is P.O. Box 19925, New Orleans, Louisiana 70179. Its telephone number is (504) 837-5880.

                                  THE OFFERING

Securities Offered..........  4,750,000 shares of Class A Common Stock, of which 4,250,000 shares are being offered by the Company and 500,000 shares are being offered by the Selling Shareholder. See "Use of Proceeds" and "Selling Shareholder."

Common Stock Outstanding
 Prior to the Offering......
                              40,499,320 shares of Class A Common Stock
                               1,777,510 shares of Class B Common Stock

Common Stock to be
 Outstanding After the
 Offering...................  44,749,320 shares of Class A Common Stock
                               1,777,510 shares of Class B Common Stock

Rights of Holders of Class
 A and Class B Common
 Stock......................
                              The rights of holders of Class A Common Stock and Class B Common Stock are essentially identical, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. The Class B Common Stock may be transferred only to certain transferees but is freely convertible into an equal number of shares of Class A Common Stock. The Class A Common Stock is freely transferable and non-convertible.

                              Upon completion of the offering, Frank B.
                              Stewart, Jr., Chairman of the Board of the Company and the Selling Shareholder, will own beneficially approximately 8.7% of the Company's outstanding Class A Common Stock and 100% of the Company's outstanding Class B Common Stock. Because holders of the Class B Common Stock are entitled to 10 votes per share, Mr. Stewart will own beneficially shares of Class A and Class B Common Stock having approximately 34.6% of the total voting power of the Company.

Use of Proceeds.............  The Company intends to use the net proceeds from the sale of the Class A Common Stock offered hereby to fund acquisitions and for general corporate purposes. Pending use for such purposes, the net proceeds will be used to repay outstanding indebtedness. See "Use of Proceeds."

Nasdaq National Market
 Symbol.....................  STEI

                      SUMMARY FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   THREE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,                          JANUARY 31,
                          ------------------------------------------------------  ----------------------
                            1992      1993      1994       1995          1996        1996        1997
                          --------  --------  --------  ----------    ----------  ----------  ----------
STATEMENT OF EARNINGS
 DATA:
Revenues:
 Funeral................  $ 61,493  $ 75,348  $116,266  $  188,991    $  225,461  $   53,087  $   68,906
 Cemetery(1)............    83,338   107,315   138,092     179,831       207,926      49,670      53,756
                          --------  --------  --------  ----------    ----------  ----------  ----------
 Total revenues.........   144,831   182,663   254,358     368,822       433,387     102,757     122,662
Gross profit:
 Funeral................    17,227    22,398    31,785      55,309        72,239      16,718      22,501
 Cemetery(1)............    14,446    19,032    25,812      34,434        45,879      11,881      13,369
                          --------  --------  --------  ----------    ----------  ----------  ----------
 Total gross profit.....    31,673    41,430    57,597      89,743       118,118      28,599      35,870
Corporate general and
 administrative.........    (5,030)   (7,223)   (8,157)    (11,113)      (14,096)     (2,950)     (3,855)
                          --------  --------  --------  ----------    ----------  ----------  ----------
Operating earnings
 before performance-
 based stock options....    26,643    34,207    49,440      78,630       104,022      25,649      32,015
Performance-based stock
 options................        --        --        --     (17,252)           --          --          --
                          --------  --------  --------  ----------    ----------  ----------  ----------
Operating earnings......    26,643    34,207    49,440      61,378       104,022      25,649      32,015
Interest expense........    (5,414)   (6,540)   (8,877)    (22,815)      (26,051)     (6,204)     (8,962)
Investment and other
 income.................     1,221     1,902     1,635       2,937         4,104         551         785
Distributions to prior
 ITI shareholders(2)....    (1,508)       --        --          --            --          --          --
                          --------  --------  --------  ----------    ----------  ----------  ----------
Earnings from continuing
 operations before
 income taxes...........  $ 20,942  $ 29,569  $ 42,198  $   41,500(3) $   82,075  $   19,996  $   23,838
                          ========  ========  ========  ==========    ==========  ==========  ==========
Earnings from continuing
 operations.............  $ 14,195  $ 18,839  $ 27,253  $   26,145(3) $   51,297  $   12,498  $   15,376
                          ========  ========  ========  ==========    ==========  ==========  ==========
Earnings per common
 share from continuing
 operations(4)..........  $    .64  $    .71  $    .85  $      .72(3) $     1.24  $      .30  $      .37
                          ========  ========  ========  ==========    ==========  ==========  ==========
Weighted average common
 shares outstanding (in
 thousands)(4)..........    22,239    26,535    31,910      36,386        41,410      41,031      41,853
                          ========  ========  ========  ==========    ==========  ==========  ==========
Dividends declared per
 common share(4)........  $   .005  $   .018  $   .027  $     .033    $     .066  $     .013  $      .02
                          ========  ========  ========  ==========    ==========  ==========  ==========
                                            OCTOBER 31,                             JANUARY 31, 1997
                          ------------------------------------------------------  ----------------------
                                                                                                  AS
                            1992      1993      1994       1995          1996       ACTUAL    ADJUSTED(5)
                          --------  --------  --------  ----------    ----------  ----------  ----------
BALANCE SHEET DATA:
 Assets.................  $299,996  $455,942  $759,390  $1,072,435    $1,372,588  $1,413,727  $1,413,727
 Long-term debt, less
  current maturities....    82,740   122,517   260,913     317,451       515,901     545,655     395,777
 Shareholders' equity...   143,134   232,006   325,671     483,978       547,447     557,877     707,755
                                                                                   THREE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,                          JANUARY 31,
                          ------------------------------------------------------  ----------------------
                            1992      1993      1994       1995          1996        1996        1997
                          --------  --------  --------  ----------    ----------  ----------  ----------
OPERATING DATA:
 Funeral homes in
  operation at end of
  period................        48        76       105         161           298         167         310

 At-need funerals
  performed.............    12,365    14,588    23,539      37,263        38,351       9,034      13,241
 Prearranged funerals
  performed.............     5,449     6,320     7,571       9,225        15,422       4,070       4,548
                          --------  --------  --------  ----------    ----------  ----------  ----------
   Total funerals
    performed...........    17,814    20,908    31,110      46,488        53,773      13,104      17,789
 Prearranged funerals
  sold..................    15,250    17,859    26,637      33,787        37,545       8,434       9,057
 Backlog of prearranged
  funerals at end of
  period................   112,801   130,610   183,886     222,532       294,829     229,571     296,014
 Cemeteries in
  operation at end of
  period................        35        57        90         105           120         109         120
 Interments performed...    22,107    26,557    33,118      42,480        46,007      11,685      13,997

--------
(1) Includes the Company's construction and sales operations, which previously were classified as a separate industry segment.

(2) Investors Trust, Inc. ("ITI"), which generally administers the Company's trust funds and escrow accounts, was acquired by the Company on November 1, 1992.

(3) Includes a non-recurring, non-cash charge of $17.3 million ($10.9 million, or $.30 per share, after-tax) recorded during the third quarter of fiscal year 1995 in connection with the vesting of the Company's performance-based stock options. Excluding that charge, earnings from continuing operations before income taxes, earnings from continuing operations, and earnings per common share from continuing operations for fiscal year 1995 were $58.8 million, $37.0 million and $1.02, respectively.

(4) Fiscal years 1992 and 1993 reflect the Company's three-for-two split of its Class A and Class B Common Stock effected December 1, 1993 by means of a 50% stock dividend. Additionally, fiscal years 1992 through 1996 reflect the Company's three-for-two split effected June 21, 1996 by means of a 50% stock dividend.

(5) Adjusted to reflect the sale of the Class A Common Stock offered hereby and the application of the net proceeds from such sale, based on an estimated offering price of $37.00 per share. See "Use of Proceeds" and "Capitalization."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,250,000 shares of Class A Common Stock offered by it hereby are estimated to be approximately $149.9 million ($175.1 million if the Underwriters' over-allotment option is exercised in full), based on an estimated offering price of $37.00 per share and after deducting estimated underwriting discounts and commissions and expenses of the offering payable by the Company. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Shareholder.

  The Company's growth strategy depends largely on its ability to consummate acquisitions, and the availability of substantial financial resources is important to its ability to compete effectively for acquisition opportunities. The purpose of this offering is to further strengthen the Company's financial position and to provide it with the financial flexibility necessary to take advantage of acquisition opportunities as they arise. The Company initially will use substantially all of the net proceeds to reduce the balances outstanding on its revolving credit facilities, which amounts will then become available to the Company to fund its continuing acquisition program and for general corporate purposes. As of May 19, 1997, $418 million was outstanding under the Company's $600 million revolving line of credit and no amount was outstanding under the Company's $10 million revolving line of credit. The $600 million revolving line of credit bears interest at the lead lending bank's prime rate, or at certain optional rates at the Company's election (a weighted average rate of approximately 6.23% at May 19, 1997), contains a facility fee of 12.5 basis points, and matures on April 30, 2002.

  Under the most restrictive of its credit agreements, the Company is required to maintain a debt-to-equity ratio of not more than 1.25 to 1.0. After application of the net proceeds of this offering, the Company's additional borrowing capacity would be approximately $400.8 million under this ratio.

  Of the funds drawn by the Company on its revolving lines of credit in the 12 months ended April 30, 1997, approximately 80% was used to fund acquisitions, and the remainder was used for additions to property and equipment, including new funeral home construction, and general corporate purposes.

  As of May 20, 1997, pending acquisitions consisted of 22 funeral homes and two cemeteries for an aggregate purchase price of approximately $32.5 million.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Class A Common Stock is traded on the Nasdaq National Market under the Symbol STEI. The following table sets forth, for the periods indicated, the range of high and low bid prices, as reported by the Nasdaq National Market. Prices for fiscal year 1995 and for the first three quarters of fiscal year 1996 have been adjusted to reflect a three-for-two stock split effected in the form of a 50% stock dividend on June 21, 1996.

                                                             HIGH      LOW
                                                             ----      ---
      Fiscal Year 1997
        Third Quarter (through May 21, 1997)................  37       32 1/2
        Second Quarter...................................... 37 1/2    32 1/4
        First Quarter....................................... 38 3/4    32 3/4

      Fiscal Year 1996
        Fourth Quarter......................................  36       26 3/4
        Third Quarter....................................... 32 11/64  24 1/2
        Second Quarter......................................  31       24 43/64
        First Quarter....................................... 26 11/64  21 11/64

      Fiscal Year 1995
        Fourth Quarter......................................  24       20 11/64
        Third Quarter....................................... 22 43/64  18 1/2
        Second Quarter...................................... 18 21/64  15 53/64
        First Quarter....................................... 16 1/2    15 1/2

  The Company declared quarterly cash dividends of $.007 per share on its Class A and Class B Common Stock during the first three quarters of fiscal year 1995, $.013 per share during the fourth quarter of fiscal year 1995 and the first two quarters of fiscal year 1996, and $.02 per share thereafter. The Company intends to continue its current policy of declaring quarterly cash dividends on the Class A and Class B Common Stock in the amount of $.02 per share. The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The most restrictive of the Company's credit agreements restricts the declaration and payment of cash dividends on the capital stock of the Company within any period of four consecutive quarters to 50% or less of the Company's consolidated net earnings for those four quarters. Additionally, the credit agreement limits the purchase, redemption, or retirement of any shares of the Company's capital stock to 5% or less of its consolidated net worth on the payment date.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of January 31, 1997, and such capitalization as adjusted to reflect the sale by the Company of the 4,250,000 shares of Class A Common Stock offered hereby, assuming no exercise of the Underwriters' over-allotment option (based upon an estimated offering price of $37.00 per share and after deducting estimated underwriting discounts and commissions and expenses of the offering payable by the Company).

                                                         JANUARY 31, 1997
                                                     --------------------------
                                                       ACTUAL    AS ADJUSTED(1)
                                                     ----------  --------------
                                                          (IN THOUSANDS)
Current maturities of long-term debt................ $   11,589    $   11,589
                                                     ==========    ==========
Long-term debt, excluding current maturities(2)
  Revolving lines of credit......................... $  316,611    $  166,733
  Senior notes......................................    117,857       117,857
  6.70% Notes due 2003..............................    100,000       100,000
  Other, principally seller financing of acquired
   operations or assumption upon acquisition........     11,187        11,187
                                                     ----------    ----------
    Total long-term debt............................    545,655       395,777
                                                     ----------    ----------
Preferred stock, $1.00 par value, 5,000,000 shares
 authorized; none outstanding.......................         --            --
Shareholders' equity:
  Class A Common Stock, no par value, $1.00 stated
   value, 150,000,000 shares authorized; 40,272,178
   shares issued and outstanding; 44,522,178 shares
   as adjusted......................................     40,272        44,522
  Class B Common Stock, no par value, $1.00 stated
   value, 5,000,000 shares authorized; 1,777,510
   shares issued and outstanding....................      1,778         1,778
  Additional paid-in capital........................    306,155       451,783
  Retained earnings.................................    229,851       229,851
  Cumulative foreign translation adjustment.........    (22,380)      (22,380)
  Unrealized appreciation of investments............      2,201         2,201
                                                     ----------    ----------
    Total shareholders' equity......................    557,877       707,755
                                                     ----------    ----------
    Total capitalization............................ $1,103,532    $1,103,532
                                                     ==========    ==========

--------
(1) Adjusted to reflect the sale of the Class A Common Stock offered hereby and the application of the net proceeds of approximately $149.9 million therefrom to repay a portion of the balance outstanding under the Company's revolving lines of credit, which amount will then become available to the Company to fund its continuing acquisition program and for general corporate purposes.
(2) Long-term debt outstanding at January 31, 1997, excluding current maturities, included $316.6 million under three revolving lines of credit. Subsequent to January 31, 1997, the Company replaced these revolving lines of credit with a $600 million revolving line of credit which matures on April 30, 2002. The revolving line of credit contains a facility fee of
    12.5 basis points, and borrowings bear interest at the lead lending bank's prime rate, or certain optional rates at the Company's election. As of May 19, 1997, borrowings under the revolving line of credit totalled $418 million and had a weighted average interest rate of approximately 6.23%. The Company also has available a $10 million revolving line of credit that is used for interim cash advances in amounts less than $5 million, which are cumulated periodically and replaced with cash advances under the $600 million revolving line of credit. As of May 19, 1997, no amounts were outstanding under the $10 million revolving line of credit. Long-term debt outstanding at January 31, 1997, excluding current maturities, also included (i) $42.9 million of senior notes, bearing interest at 6.04% and maturing on November 30, 2003, with principal payments of $7.143 million due each year, with the next payment due on November 30, 1998; (ii) $75 million of senior notes with an average maturity of seven years, a weighted average interest rate of 8.44%, and principal payments of $15 million due May 1, 1998, $16.7 million due on each of November 1, 2000 and 2001, $16.6 million due November 1, 2002 and $10 million due on November 1, 2006; and (iii) $100 million senior debt securities, bearing interest at 6.70% due 2003. All of the Company's debt is unsecured, except for approximately $2 million as of April 30, 1997, which was incurred principally in connection with acquisitions.

                                   BUSINESS

THE COMPANY

  The Company is the third largest provider of products and services in the death care industry in North America. The Company is a leader in the industry's movement toward consolidation, the integration of funeral home and cemetery operations, the establishment of combined facilities, and complete death care planning and delivery. Through its subsidiaries, the Company operates 345 funeral homes and 124 cemeteries in 23 states, Puerto Rico, Mexico, Australia, New Zealand, Canada and Spain. During fiscal year 1996, the Company acquired 134 funeral homes and 15 cemeteries for an aggregate purchase price of $179.0 million. During fiscal year 1997, as of May 20, 1997, the Company has acquired 47 funeral homes and five cemeteries for an aggregate purchase price of $111.4 million and has entered into agreements in principle or letters of intent to acquire 22 funeral homes and two cemeteries for an aggregate purchase price of approximately $32.5 million.

  The Company believes that it is distinguishable from its competitors by the quality of its funeral homes and cemeteries, the depth and experience of its management team, its decentralized management structure, and the quality and value of its products and services. The Company believes that it owns and operates one or more of the premier death care facilities in each of its principal markets, which serve as a centerpiece for a group or cluster of other properties in the same metropolitan area. The Company considers a funeral home or cemetery to be a "premier" facility if, when measured by such factors as tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and potential for development or expansion, it is one of the most highly regarded facilities in its market area.

  The Company retains key managers of acquired companies and gives them significant operational authority in order to assure the continuation of high quality services and the maintenance of the acquired firm's reputation and goodwill. The Company's 11 executive officers, five of whom joined the Company through acquisitions, have an average of more than 24 years of experience in the death care industry.

OPERATING STRATEGY

  The Company's operating strategy is to build market share and increase profit margins by marketing and providing, both prior to and at the time of need, a complete range of death care products and services at competitive prices. In order to achieve those objectives, the Company has acquired or developed in most of its markets one or more premier facilities to serve as a centerpiece for a cluster of other properties in the same area. Such clustering provides certain economies of scale by, for example, enabling the Company's facilities to share vehicles and employees, to reduce administrative expenses, to centralize embalming services and to pool inventories of caskets and other merchandise. Further, where feasible, the Company acquires, or subsequently develops, combined operations in which a funeral home is located at and is operated in conjunction with a Company-owned cemetery. Although profit margins of cemetery operations are traditionally lower than those of funeral homes, the Company's experience with combined operations has demonstrated that the combination of a cemetery with a funeral home can increase significantly the market share of the cemetery and funeral home and provide cost savings through the sharing of facilities and other resources, thereby increasing the overall profitability of both.

  The Company's operating strategy also emphasizes a decentralized management structure under which funeral home and cemetery operations are managed by four regional division presidents, each of whom is an experienced death care industry executive who has responsibility for all operations in his geographic region. Although certain financial management and policy matters are centralized, division presidents, local funeral home directors and cemetery managers have substantial autonomy in the manner in which their products and services are marketed and delivered and their funeral homes and cemeteries are managed. The Company believes that this strategy permits each local firm to maintain its unique style of operation and to capitalize on its reputation and goodwill, while maintaining centralized supervisory controls and providing specialized services at the corporate level.

  Effective January 1, 1997, the Company expanded its two North American operating divisions to four. The new Western Division includes the Company's operations in Canada and on the West Coast, which previously were part of the Central Division. The new Southern Division includes the Company's operations in Florida, Puerto Rico and Mexico, which previously were part of the Eastern Division. These changes should enable the Company to more efficiently meet the demands of future growth and support the Company's philosophy of decentralized management.

  The Company is a leader in the industry trend toward prearranged funeral planning. The Company believes that extensive marketing of death care prearrangements assures a backlog of future business and builds current and future market share. The Company markets a complete range of death care products and services on a prearranged basis through a staff of approximately 3,000 commission sales counselors. Prearranged plans are generally funded through trust, escrow or insurance arrangements.

ACQUISITION STRATEGY

  The Company's acquisition strategy is to expand in existing and new markets by acquiring premier funeral homes and cemeteries that have the potential to serve as a centerpiece for a group or cluster of other properties that may be acquired subsequently in the same metropolitan area. From the Company's initial public offering in October 1991 through May 20, 1997, it has acquired 295 funeral homes and 96 cemeteries and has entered 17 states, Puerto Rico and five foreign countries.

  The following table sets forth certain information with respect to the Company's completed and pending acquisition activity.

                                                     NUMBER OF      AGGREGATE
                                                   FUNERAL HOMES  PURCHASE PRICE
                                                   AND CEMETERIES (IN MILLIONS)
                                                   -------------- --------------
      Properties owned at October 31, 1991........       72           $   --
      Acquisitions(1):
        Fiscal year 1992..........................       11             30.0
        Fiscal year 1993..........................       49             94.6
        Fiscal year 1994..........................       60            177.6
        Fiscal year 1995..........................       70            154.4
        Fiscal year 1996..........................      149            179.0
        November 1, 1996--May 20, 1997............       52            111.4
        Pending acquisitions as of May 20, 1997...       24             32.5

--------
(1) Excludes funeral homes constructed by the Company.

                               ----------------

  The Company's acquisition strategy reflects a trend in the United States death care industry of transition from small, family-owned firms to large, professionally-managed, integrated, multiple-facility firms. Opportunities for growth through the construction of new cemeteries and funeral homes are limited because of a lack in many communities of available or reasonably priced land with appropriate zoning and the existence of an adequate number of funeral homes already serving a mature market. Accordingly, companies in the death care industry can achieve significant growth only by increasing market share through such means as acquisitions, extensive marketing of prearranged products and services, and the development of combined operations.

  In evaluating a potential acquisition, the Company also considers factors such as the size of the community the property serves, the size and reputation of the property in the community, the proximity of the property to other of the Company's funeral homes or cemeteries, the opportunities for additional acquisitions and growth in the community, and the potential for increasing the cemetery's profitability through increasing prearranged marketing efforts. In keeping with the quality of its existing properties, the Company is particularly careful about the quality of the properties it seeks to acquire.

  The Company believes that the consolidation trend that began in the United States a number of years ago has now begun to evolve in other countries, particularly in Europe, Canada, Australia, New Zealand and Mexico. The Company has acquired a total of 149 funeral homes and cemeteries in Mexico, Australia, New Zealand, Canada and Spain since it first entered foreign markets in the fourth quarter of fiscal year 1994, and it believes that attractive expansion opportunities exist in those and other foreign countries. During the first half of fiscal year 1997, the Company entered the European market through the acquisition of one of the largest independent funeral homes in Spain, and expanded its presence in New Zealand and Australia with the acquisition of another 12 funeral homes there. The Company will continue to explore expansion opportunities in foreign countries, although it expects most of its expansion to continue to occur domestically, with its primary focus on the midwestern and western United States.

  Because combined operations and individual funeral homes typically produce higher profit margins and cash flow than individual cemetery operations, the Company seeks primarily to acquire combined operations, premier cemeteries on or adjacent to which it can build and operate a funeral home, or individual funeral homes and cemeteries that form the basis for or strengthen a cluster of death care facilities. Of the Company's 124 cemeteries, 52 are combined operations.

OPERATIONS

  Funeral Operations. The Company's funeral homes offer a complete range of services to meet families' funeral needs, including prearrangement, family consultation, the sale of caskets and related funeral products, the removal and preparation of remains, the use of funeral home facilities for visitation and worship, and transportation services. Most of the Company's funeral homes have a non-denominational chapel on the premises, thereby permitting family visitation and religious services to take place at one location, which reduces transportation costs to the Company and inconvenience to the family.

  In addition to traditional services, substantially all of the Company's funeral homes offer cremation, which has become more common in the United States in recent years. For the year ended October 31, 1996, cremations accounted for approximately 21% of funeral services performed by the Company in the United States. In Australia, New Zealand and Mexico, cremations accounted for 63%, 71% and 46%, respectively, of funeral services performed by the Company for the year ended October 31, 1996. In the fourth quarter of fiscal year 1996, the Company entered two Canadian markets with the acquisition of the Urgel Bourgie firm; historically, cremations have accounted for approximately 50% of the funeral services performed by Urgel Bourgie. In the second quarter of fiscal year 1997, the Company entered the European market through the acquisition of one of the largest independent funeral homes in Spain; historically, cremations have accounted for approximately 14% of the funeral services performed by that funeral home. While cremations within the United States often result in lower average revenue when compared to traditional funeral services, they generally produce higher gross profit margins than traditional funeral services. In the Company's foreign markets, cremations generally produce revenues comparable to those of traditional funeral services in those markets.

  In addition to at-need sales, the Company markets funeral merchandise and services as well as cemetery property and merchandise on a prearranged basis through a staff of approximately 3,000 commission sales counselors.
Prearranged funeral plans enable families to establish in advance the type of service to be performed, the products to be used and the cost of such products and services in accordance with prices prevailing at the time the agreement is signed rather than when the products and services are delivered. Prearranged funeral plans permit families to eliminate the emotional strain of making death care plans at the time of need. The Company believes that extensive marketing of prearranged products and services produces a backlog of future business and builds current and future market share. The Company sold 37,545 prearranged funeral services during the fiscal year ended October 31, 1996 and 9,057 during the first quarter of fiscal year 1997. At January 31, 1997, the Company had a backlog of 296,014 prearranged funeral services expected to be delivered some time in the future.

  Prearranged funeral plans generally are financed either through trust funds or escrow accounts established by the Company, or through insurance. The Company's selection of trust funds, escrow accounts or insurance depends primarily on the regulatory requirements of each jurisdiction in which it operates. In the case of trust- or escrow-funded plans, local law or contracts with customers often require that all or a portion of the payments received by the Company for prearranged funeral plans be placed in trust funds or escrow accounts established by the Company. In certain jurisdictions where trust or escrow arrangements are neither statutorily nor contractually required, the Company typically deposits on a voluntary basis a portion of the payments received into escrow accounts to fund the future delivery of prearranged funeral plans.

  Prearranged funeral trust funds and escrow accounts, which amounted to approximately $363.1 million at January 31, 1997, are designed to provide funding for the future delivery of prearranged funeral services sold by the Company. When a prearranged funeral is funded through a trust fund or escrow account, generally a percentage of the sale price, which is often paid in installments, is retained by the Company to defray costs related to the sale, and the remainder is placed in a trust fund or escrow account. The percentage of the sale price placed in trust funds or in escrow accounts varies among the different jurisdictions in which the Company operates.

  The Company does not recognize revenue from the sale of prearranged funeral services until delivery. The Company does not recognize revenue from sales of prearranged funeral merchandise until delivery in jurisdictions where such sales are revocable by the customer; where such sales are not revocable, revenue is recognized currently. The Company recognizes as revenue on a current basis all dividends and interest earned, and net capital gains realized, by all prearranged funeral trust funds and escrow accounts except in those jurisdictions where earnings revert to the customer if a prearranged funeral service contract is canceled. Principal and earnings are withdrawn only as funeral services are delivered or contracts are canceled, except in jurisdictions that permit earnings to be withdrawn currently and in unregulated jurisdictions where escrow accounts are used.

  Funeral operations accounted for approximately 52% of the Company's revenues during the fiscal year ended October 31, 1996 and 56% during the three months ended January 31, 1997.

  Cemetery Operations. The Company's cemetery operations involve the sale of cemetery property and related cemetery merchandise, which includes lots, lawn crypts, family and community mausoleums, monuments, memorials and burial vaults, and interment services. Cemetery property and merchandise sales are made at the time of need or on a prearranged basis. Prearranged sales generally are financed by the Company through installment sale contracts, the terms of which generally range from one to seven years. Prearranged sales represented approximately 61% of cemetery revenue during the fiscal year ended October 31, 1996.

  Prearranged cemetery merchandise trust funds and escrow accounts, which amounted to approximately $119.2 million at January 31, 1997, are designed to provide funding for the future delivery of the prearranged merchandise sold by the Company and are established in most of the jurisdictions in which the Company operates. In certain jurisdictions, local law or contracts with customers generally require that a portion of the sale price received be placed in trust funds or escrow accounts; however, in other jurisdictions where trust or escrow arrangements are neither statutorily nor contractually required, the Company typically makes deposits on a voluntary basis into escrow accounts. The Company recognizes as revenue on a current basis all dividends and interest earned, and net capital gains realized, by prearranged merchandise trust funds or escrow accounts. At the same time, the liability for the estimated cost to deliver merchandise is adjusted through a charge to earnings to reflect inflationary merchandise cost increases. The principal and earnings are withdrawn only as the merchandise is delivered or contracts are canceled.

  The Company also provides maintenance of cemetery grounds pursuant to perpetual care contracts and laws, or on a voluntary basis where trust or escrow arrangements are neither contractually nor statutorily required, by placing a portion, generally 10%, of the proceeds from cemetery property sales into perpetual care trust funds or escrow accounts. The income from these funds, which have been established in most jurisdictions in which the Company operates cemeteries, is used for maintenance of those cemeteries, but principal, including in some jurisdictions net realized capital gains, generally must be held in perpetuity. The Company recognizes and withdraws currently all dividend and interest income earned and, where permitted, net capital gains realized by perpetual care funds. Perpetual care trust funds and escrow accounts amounted to $147.9 million at January 31, 1997.

  Cemetery operations accounted for 48% of the Company's revenues during the fiscal year ended October 31, 1996 and 44% during the three months ended January 31, 1997.

  Combined Funeral and Cemetery Operations. Of the Company's 124 cemeteries, 52 are combined operations, including eight developed by the Company from October 1991 through May 1997 through the construction of funeral homes on the grounds of Company-owned cemeteries. Many of these facilities are in the Company's key markets, including New Orleans, Louisiana; Dallas, Fort Worth and Houston, Texas; Miami, Orlando, Tampa and St. Petersburg, Florida; Nashville and Knoxville, Tennessee; Mobile, Alabama; Baltimore, Maryland; Philadelphia, Pennsylvania; Portland, Oregon; Los Angeles and San Francisco, California; Santa Fe, New Mexico; and Washington, D.C.

  The Company began to develop and acquire combined facilities in 1979 because it believed that the operation of such facilities would permit it to increase market share through the delivery of better and more convenient services at competitive prices. Although profit margins of cemetery operations typically are lower than those of funeral homes, the Company's experience with combined operations has demonstrated that the combination of a cemetery with a funeral home can increase significantly the market share of the cemetery and funeral home, thereby increasing the overall profitability of both. The enhanced purchasing power, more sophisticated management systems and sharing of facilities, personnel and equipment made possible by integration and combined facilities results in lower average operating costs to the Company and allows the Company to offer families the convenience of complete funeral home and cemetery planning and services from a single supplier at a competitive price.

  Foreign Operations. Since the Company first entered foreign markets in the fourth quarter of fiscal year 1994, the Company has acquired a total of 149 funeral homes and cemeteries in Mexico, Australia, New Zealand, Canada and Spain. The Company's foreign operations generated approximately 10% of total revenues during the year ended October 31, 1996 and 14% during the first quarter of fiscal year 1997. In addition, foreign operations accounted for approximately 34% of the Company's funeral homes and cemetery locations and approximately 18% of consolidated total assets as of October 31, 1996. See
Note 13 to the consolidated financial statements included in Item 8 of the Company's Form 10-K for the year ended October 31, 1996.

  In addition to the risks generally associated with foreign operations, fluctuations in the value of the foreign currency of the country in which the Company operates relative to the U.S. dollar can affect the value, in U.S. dollar terms, of the earnings derived from the foreign operations and can result in foreign currency translation adjustments that affect the Company's shareholders' equity or, in the case of operations in highly inflationary economies, net earnings. Based on the three-year cumulative inflation rate in Mexico as of October 31, 1996, the Company was required, during the first quarter of fiscal year 1997, to change its method of reporting foreign currency translation adjustments for its Mexican operations to the method prescribed for highly inflationary economies. As a result, foreign currency translation adjustments for the Company's Mexican operations for the first quarter of fiscal year 1997 were reflected in results of operations, instead of in shareholders' equity. Management does not expect this change to have a material effect on the Company's results of operations for fiscal year 1997.

  There can be no assurance that expansion into foreign markets will yield results comparable to those realized as a result of the Company's expansion in the United States.

FORWARD-LOOKING STATEMENTS

  Certain statements made herein that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially due to several important factors including the following: the Company's ability to sustain recent levels of acquisition activity and enter new markets; the economy, death rate and competition in the Company's markets; financial market conditions, including stock and bond prices and interest rates; the Company's ability to achieve economies of scale and manage growth; and the performance of acquired businesses. Such factors, and others, are more fully described in Item 5 of the Company's Form 10-Q for the quarter ended January 31, 1997.

                              SELLING SHAREHOLDER

  Of the 4,750,000 shares of Class A Common Stock offered hereby, 4,250,000 are being sold by the Company and 500,000 shares are being sold by Frank B. Stewart, Jr., the Chairman of the Board of the Company. At May 21, 1997, Mr. Stewart beneficially owned 4,372,148 shares of Class A Common Stock, or approximately 10.8% of the Class A Common Stock outstanding, and after completion of the offering, Mr. Stewart will own 3,872,148 shares of Class A Common Stock, or approximately 8.7% of the Class A Common Stock outstanding.

  Additionally, Mr. Stewart owns all of the 1,777,510 shares of Class B Common Stock outstanding and will continue to own such shares after completion of the offering. By virtue of his ownership of Class A and Class B Common Stock, at May 21, 1997, Mr. Stewart held approximately 38.0% of the total voting power of the Company. Mr. Stewart will continue to hold approximately 34.6% of such voting power after completion of this offering.

                                  UNDERWRITING

  The Underwriters of the offering of the Class A Common Stock (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Goldman, Sachs & Co., ABN AMRO Chicago Corporation, and Johnson Rice & Company L.L.C. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Class A Common Stock set forth opposite their respective names below:

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      Bear, Stearns & Co. Inc.........................................
      Goldman, Sachs & Co.............................................
      ABN AMRO Chicago Corporation....................................
      Johnson Rice & Company L.L.C....................................




                                                                       ---------
        Total......................................................... 4,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a
concession not to exceed $    per share. The selected dealers may reallow a
concession to certain other dealers not to exceed $    per share. After the
initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

  The Company has granted to the Underwriters an option to purchase up to 712,500 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely for the purpose of covering over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Class A Common Stock for their own account by selling more shares of Class A Common Stock than have been sold to them by the Company and the Selling Shareholder. The Underwriters may elect to cover any such short position by purchasing shares of Class A Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters by the Company. In addition, such persons may stabilize or maintain the price of the Class A Common Stock by bidding for or purchasing shares of Class A Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed, if shares of Class A Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Class A Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have advised the Company and the Selling Shareholder that each of the Representatives currently acts as a market maker for the Class A Common Stock and currently intends to continue to act as a market maker following this offering. Since the average daily trading volume of the Class A Common Stock exceeds $1 million and the Company's public float exceeds $150 million, the provisions of Regulation M permit such Representatives to continue market making activities during the period of the offering. However, the Representatives are not obligated to do so and may discontinue any market making at any time.

  In connection with the offering, the Company and its directors and executive officers, beneficially owning in the aggregate approximately 14.8% of the Class A Common Stock and 100% of the Class B Common Stock, have agreed that they will not sell, contract to sell or otherwise dispose of any shares of capital stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the shares offered hereby, issuances or sales by the Company upon the exercise of outstanding stock options, grants of employee stock options, or issuances or sales by the Company in connection with acquisitions.

  Michael O. Read, a director of the Company, is a brother-in-law of a partner of Johnson Rice & Company L.L.C., one of the Underwriters. Johnson Rice & Company L.L.C. will be paid a portion of the underwriting discounts and commissions in connection with this offering. Certain of the Underwriters have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

  ABN AMRO Chicago Corporation is an affiliate of ABN AMRO Bank, N.V. ("ABN AMRO"), which is a lender to the Company under the $600 million revolving line of credit. ABN AMRO will receive its proportionate share of any repayment by the Company of amounts outstanding under such line of credit from the proceeds of the offering of the Class A Common Stock offered hereby by the Company. In addition, ABN AMRO or its affiliates participate from time to time in various general financing and banking transactions for the Company and its affiliates.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                            INDEPENDENT ACCOUNTANTS

  The audited consolidated financial statements and financial statement schedule of the Company incorporated by reference in this Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHARE-HOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIR-CUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PRO-SPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
Prospectus Summary.........................................................   3
Use of Proceeds............................................................   7
Price Range of Common Stock and Dividend Policy............................   8
Capitalization.............................................................   9
Business...................................................................  10
Selling Shareholder........................................................  15
Underwriting...............................................................  16
Legal Matters..............................................................  17
Independent Accountants....................................................  17

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,750,000 SHARES

                                      LOGO
                  [LOGO OF STEWART ENTERPRISES APPEARS HERE]

                                    STEWART
                                  ENTERPRISES,
                                      INC.

                                    CLASS A
                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                          ABN AMRO CHICAGO CORPORATION

                         JOHNSON RICE & COMPANY L.L.C.

                                 June   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated fees and expenses payable by the Company and the Selling Shareholder in connection with the issuance and distribution of the Class A Common Stock registered hereunder are as follows:

      Registration Fee................................................ $ 60,729
      Nasdaq Listing Fee..............................................   17,500
      Printing and Engraving..........................................   25,000
      Legal Fees and Expenses.........................................  100,000
      Accounting Fees and Expenses....................................   45,000
      Blue Sky Fees and Expenses......................................    5,000
      Transfer Agent..................................................    1,500
      Miscellaneous...................................................   20,271
                                                                       --------
        Total......................................................... $275,000
                                                                       ========

  The Selling Shareholder will pay approximately $5,559 of the total estimated expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 83 of the Louisiana Business Corporation Law gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; subject to specific conditions and exclusions gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

  The Company's By-laws make mandatory the indemnification of directors and officers permitted by the Louisiana Business Corporation Law. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  The Company has in effect a directors' and officers' liability insurance policy that provides for indemnification of its officers and directors against losses arising from claims asserted against them in their capacities as officers and directors, subject to limitations and conditions set forth in such policy.

  The Company has entered into indemnity agreements with each of its directors and executive officers, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance, unless such insurance is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from such insurance. The agreements also provide that the Company will indemnify each director and executive officer against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving him by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that he meets certain standards of conduct.

  The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that such directors and officers may be required to make in respect thereof.

ITEM 16. EXHIBITS.

   1   --Form of Underwriting Agreement.
   4.1 --Specimen of Class A Common Stock certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company's
         Registration Statement on Form S-1 (Registration No. 33-42336) filed with the Commission on October 7, 1991).
   4.2 --Credit Agreement by and among the Company, its subsidiaries and
         Citicorp USA, Inc., Bank of America Illinois, and NationsBank of Texas,
         N.A. dated April 14, 1997.
   5   --Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
         L.L.P.
  23.1 --Consent of Coopers & Lybrand L.L.P.
  23.2 --Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
         L.L.P. (included in Exhibit 5).
  24   --Power of Attorney (included in the signature pages to this
         Registration Statement).

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on May 20, 1997.

                                          STEWART ENTERPRISES, INC.

                                          By: /s/ Joseph P. Henican, III
                                             __________________________________
                                             Joseph P. Henican, III
                                             Chief Executive Officer and
                                             Vice Chairman of the Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Frank B. Stewart, Jr., Joseph P. Henican, III, William E. Rowe and Ronald H. Patron, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

 /s/   Frank B. Stewart, Jr.         Chairman of the Board            May 20, 1997
____________________________________
       Frank B. Stewart, Jr.

 /s/   Joseph P. Henican, III        Chief Executive Officer and      May 20, 1997
____________________________________ Vice Chairman of the Board
       Joseph P. Henican, III        (Principal Executive
                                     Officer)

 /s/      William E. Rowe            President, Chief Operating       May 20, 1997
____________________________________ Officer and Director
          William E. Rowe

 /s/      Ronald H. Patron           Chief Financial Officer,         May 20, 1997
____________________________________ President--Corporate
          Ronald H. Patron           Division, Executive Vice
                                     President and Director
                                     (Principal Financial
                                     Officer)

 /s/      Kenneth C. Budde           Senior Vice President--          May 20, 1997
____________________________________ Finance, Secretary and
          Kenneth C. Budde           Treasurer (Principal
                                     Accounting Officer)


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
    /s/   Darwin C. Fenner           Director                         May 20, 1997
____________________________________
          Darwin C. Fenner

                                     Director                         May   , 1997
____________________________________
          John P. Laborde

                                     Director                         May   , 1997
____________________________________
         James W. McFarland

    /s/   Michael O. Read            Director                         May 20, 1997
____________________________________
          Michael O. Read

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
     1   --Form of Underwriting Agreement.
     4.1 --Specimen of Class A Common Stock certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Company's
           Registration Statement on Form S-1 (Registration No. 33-42336)
           filed with the Commission on October 7, 1991).
     4.2 --Credit Agreement by and among the Company, its subsidiaries and
           Citicorp USA, Inc., Bank of America Illinois, and NationsBank of
           Texas, N.A. dated April 14, 1997.
     5   --Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P.
    23.1 --Consent of Coopers & Lybrand L.L.P.
    23.2 --Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P. (included in Exhibit 5).
    24   --Power of Attorney (included in the signature pages to this
           Registration Statement).